FreeSeas Inc.

10 Eleftheriou Venizelou Street

10671 Athens, Greece

June 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Heather Clark, Staff Accountant

Division of Corporation Finance

Re:	FreeSeas Inc.

Form 20-F, Item 16F

Filed April 19, 2013

File No. 000-51672

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated April 22, 2013 (the "Comment Letter") relating to the Annual Report on Form 20-F filed on April 19, 2013 (the "Form 20-F") by FreeSeas Inc. (the “Company”). The answers set forth herein refer to each of the staff’s' comments by number.

The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

1.	We have received a PCAOB letter from Sherb & Co., LLP dated January 30, 2013 notifying the Chief Accountant of the Commission that your auditor/client relationship with them has ended. We note from your December 31, 2012 Form 20-F that effective January 1, 2013 Sherb merged with RBSM and RBSM is now your auditor. Please revise to clarify if the PCAOB letter received from Sherb was to report the effective resignation or dismissal of Sherb as your auditor in connection with the merger with RBSM and clarify why Sherb’s letter indicates the effective date as January 30, 2013 and your Form 20-F states that the merger was effective January 1, 2013.

Response:

The merger between Sherb & Co., LLP and RBSM was effective on January 1, 2013. Sherb & Co. was not officially dismissed and RBSM was not officially engaged as the Company’s auditor until January 30, 2013 when the Company’s audit committee approved the new engagement with RBSM and the transition engagement letter was executed. We have revised our disclosure in the amended 20-F to clarify these events.

2.	Furthermore, please revise to provide all disclosures required by Item 16F of Form 20-F regarding the effective resignation or dismissal of Sherb with the merger and appointment of RBSM if RBSM remains your current auditor. Include an updated letter from Sherb addressing your revised disclosure.

Response:

We have revised our disclosure as required by Item 16F of Form 20-F to clarify the dates, as discussed in our response to comment 1. In addition, we have filed an updated letter from Sherb addressing our revised disclosure.

Securities and Exchange Commission

June 7, 2013

3.	In addition, we note that you dismissed E&Y as your auditors on September 11, 2012. We further note from your Form 6-K filed September 19, 2012 that although you believe there were no disagreements with E&Y, E&Y has not advised you whether it agrees with your statement. Please revise to file the required letter from E&Y immediately. Refer to Item 16F(a)(3) of Form 20-F.

Response:

We have filed a letter from E&Y indicating whether it agrees with our disclosures from our Form 6-K filed September 19, 2012.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer

Cc:	Marc J. Ross, Esq.

James M. Turner, Esq.

2